06002542

SEC[illegible] [illegible]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 21 2006 WASH, D.C. 209

SEC FILE NUMBER
8-53396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salt Creek Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 Park Avenue
(No. and Street)

Laguna Beach, (City) California (State) 92651 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris E. Menrad 949-376-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris E. Menrad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salt Creek Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

LAURA R. EUSTACE
COMM...1343978
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. Feb. 22, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLCOTTS FORMS, INC. SINCE 1893

Notary Acknowledgment

Attention Notary – The information below is OPTIONAL. Recording of this document is not required by law and is also optional. It could, however, prevent fraudulent attachment of this certificate to any unauthorized document.

This certificate must be attached to the document described below:

Title or Type of Document Annual Audit Report

Number of Pages 1 (2 sides) Date of Document 12/31/05

Signer(s) other than named below NONE

STATE OF CALIFORNIA
COUNTY OF ORANGE } SS.

On Feb 15, 2006 before me, LAURA R. EUSTACE, Notary Public, personally appeared CHRIS E MENRAD

personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Laura R Eustace
Signature (Seal)

LAURA R. EUSTACE
COMM...1343978
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. Feb. 22, 2006
BCT3

Wolcotts Forms, our resellers and agents make no representations or warranty, express or implied, as to the fitness of this form for any specific use or purpose. If you have any question, it is always best to consult a qualified attorney before using this or any legal document. ©2005 Wolcotts Forms, Inc.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

SALT CREEK SECURITIES, LLC

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2005

213 Park Avenue
Laguna Beach, California 92651

CONTENTS

PART I

SCHEDULE

PART II

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Salt Creek Securities, LLC
Laguna Beach, California

I have audited the accompanying statement of financial condition of Salt Creek Securities, LLC as of December 31, 2005 and related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Salt Creek Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Salt Creek Securities, LLC as of December 31, 2005 and the results of its operations, members' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 6, 2006

SALT CREEK SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	
Checking	$ 9,808
Money market	26,118
Clearing deposit	154,583
	190,509
Commissions receivable	103,278
Rent deposit	567
Furniture & equipment less accumulated depreciation - $8,928	10,587
TOTAL ASSETS	$304,941

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 571
Commissions payable	40,625
Clearing charges payable	11,018
Execution fee	9,776
State taxes payable	6,000
TOTAL LIABILITIES	67,990
MEMBERS' EQUITY	236,951
TOTAL LIABILITIES AND MEMBERS' EQUITY	$304,941

See Accompanying Notes to Financial Statements

SALT CREEK SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions	$ 1,416,280
Clearing Account – Profit/Loss	294
Interest Income	5,117
TOTAL REVENUE	1,421,691
OPERATING EXPENSES - Page 12	986,434
INCOME BEFORE INCOME TAXES	435,257
STATE FRANCHISE TAX PROVISION	6,800
NET INCOME	$ 428,457

See Accompanying Notes to Financial Statements

SALT CREEK SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Contribution	Withdrawal	Retained Earnings	Total
Balance, December 31, 2004	$230,201	$(1,215,000)	$1,467,340	$ 482,541
Contribution	--			--
Distribution		(674,047)		(674,047)
Reclassify Former Member's Distribution		360,000	(360,000)	--
Net Income			428,457	428,457
Balance, December 31, 2005	$230,201	$(1,529,047)	$1,535,797	$ 236,951

See Accompanying Notes to Financial Statements

SALT CREEK SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:	
Net income (loss)	$ 428,457
Depreciation	2,489
Changes in operating assets and liabilities:	
Commissions receivable	57,712
Accounts payable	(71)
Commissions payable	(9,225)
Clearance charges payable	(2,957)
Execution fee payable	(24,350)
Prepaid expense	5,100
Net cash provided by operating activities	457,155
Cash Flows from Financing Activities	
Distribution	(674,049)
Net decrease in cash	(216,894)
Cash at beginning of year	407,403
Cash at December 31, 2005	$ 190,509
Supplemental Cash Flow Information:	
Cash paid for state taxes	$ 6,800
Interest	$ --

See Accompanying Notes to Financial Statements

SALT CREEK SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>
<u>ORGANIZATION AND NATURE OF BUSINESS.</u>

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a California limited liability company with offices in Laguna Beach, California and New York City, New York.

The Company was organized in May 2001 and began to conduct business as an introducing broker-dealer in March 2002. The Company is engaged in a single line of business as a securities broker-dealer serving mostly institutional clients. See Note 4 "Concentrations of Credit Risks."

<u>Cash and Cash Equivalents</u>
For financial statements purposes, the Company considers money market accounts as cash equivalents.

<u>Securities Transactions</u>
Securities transactions are executed and settled by an independent securities clearing company. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Commissions are collected by the independent clearing company and credited to the Company, after deducting clearing charges and advances on a monthly basis.

<u>Furniture and Equipment</u>
Furniture and equipment are carried at cost. Depreciation of furniture and equipment is provided using the straight line method for financial reporting purposes at rates based on the estimated useful lives of five years.

<u>Income Taxes</u>
The Company is treated as a partnership for federal income tax purposes. Consequently, Federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated between the two members in accordance with the operating agreement of the Company.

The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax plus a $6,000 fee.

NOTE 2 – FURNITURE AND EQUIPMENT

As of December 31, 2005, furniture and equipment consists of the following:

Equipment	$19,515
Less: accumulated depreciation:	8,928
	$10,587

For the year ended December 31, 2005, depreciation expense was $2,489.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities for individual and institutional clients. The institutional clients are referred by one trader and are the majority of fees earned by the Company. In the event the relationship between the referring trader and the Company is impaired the Company may be exposed to significant risk. See Note 6 "Concentration of Revenue".

NOTE 4 – COMMITMENTS

The Company leases its office space at $590 per month.

NOTE 5 – EMPLOYEE BENEFIT PLAN

The Company maintains a qualified deferred compensation plan under section 401(k) of the Internal Revenue Code. All employees are eligible to participate in the 401(K) plan from the date of employment. The Company's contribution to the plan is at the discretion of management. For the year ended December 31, 2005 the Company did not make a contribution to the Plan.

NOTE 6 – CONCENTRATION OF REVENUE

The Company receives 100% of its revenue from one source. See Note 3 "Concentration of Credit Risk".

NOTE 7 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. See Page 9.

NOTE 8 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 9 – EXEMPTION FROM THE SEC RULE 15C3-3

Salt Creek Securities, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; Salt Creek Securities, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

SALT CREEK SECURITIES, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$236,951
Non allowable assets - Page 10	11,154
NET CAPITAL	$225,797
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 4,555
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL (DEFICIENCY)	$220,797
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$218,998
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 67,990
Percentage of aggregate indebtedness to net capital	30.1%

RECONCILIATION

The following is a reconciliation as of December 31, 2005 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

UNAUDITED	$ 231,797
Adjust tax liability	(6,000)
AUDITED	$ 225,797

See Accompanying Notes to Financial Statements

SALT CREEK SECURITIES, LLC
NON-ALLOWABLE ASSETS
DECEMBER 31, 2005

NON-ALLOWABLE ASSETS

Rent Deposit	$ 567
Furniture & Equipment, net	10,587
	$ 11,154

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Salt Creek Securities, LLC
Laguna Beach, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of operating expenses for the year ended December 31, 2005 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
February 6, 2006

SALT CREEK SECURITIES, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

401 (k) Plan	$ 930
Automobile Expense	956
Clearing Charges	137,714
Commissions	409,094
Compliance/Training Materials	1,397
Consulting	6,186
Data Services	51,105
Depreciation	2,490
Exchange Fees	3,970
Execution Fees	264,112
Insurance	11,770
Internet	7,657
Office Supplies	457
Payroll Expenses	1,181
Payroll Taxes	15,808
Postage and Delivery	1,385
Regulatory Fees	2,983
Rent	7,076
Salaries	50,000
Telephone	3,797
Travel & Entertainment	4,101
Utilities	388
Miscellaneous	1,877
	$ 986,434

See Accompanying Notes to Financial Statements

PART II

SALT CREEK SECURITIES, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Salt Creek Securities, LLC
Laguna Beach, California

In planning and performing my audit of the financial statements of Salt Creek Securities, LLC (the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives except: See Note 4 "Net Capital Requirement."

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 6, 2006